BY EDGAR

January 25, 2018

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 25, 2018 File No. 333-221048

Dear Mr. Brown,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I wish to inform you of the above-referenced filing (the “Registration Statement”).

As indicated by my preceding correspondence with the Staff dated January 18, 2018, in response to the comment in the Staff’s letter of January 10, 2018, the Registration Statement has been modified to reduce the number of shares to be registered to less than one third the Company’s public float. In addition, the compensation information has been updated to include the year ended December 31, 2017, and very limited modifications have been made to update information regarding the anticipated acquisition of L-1011 aircraft.

Based on my conversation by telephone with a member of the SEC Staff on January 22, 2018, I understand that the Staff does not expect to have further comments on the Registration Statement.

Thank you in advance for your prompt review of the Registration Statement. If you have any questions, please do not hesitate to contact me by phone at 011-33-1-3071-6974 or 011-33-1-6026-3876 (cell), or by email at lee.neumann@uslaw.fr.

Very truly yours,

/s/ Lee D. Neumann
Lee D. Neumann

cc:	Johan A. Bergendorff Tempus Applied Solutions Holdings, Inc.